Exhibit 2.1

Asset Purchase Agreement

Asset Purchase Agreement made this the 16th day of October, 2018, between, VIRTUBLOCK GLOBAL CORP., with a business address of2075 Kennedy Rd., Suite 404, TorontoMIT 3V3 (the"Seller"),and ZOOMPASSHOLDINGS INC., aNevadacorporation (the "Buyer"), collectively the "Parties".

Subject to approval by Seller's stockholders of the terms and conditions of this Agreement and the nature and amount of the consideration to be received by Seller under this Agreement, the parties agree as follows:

I. Promise to Buy and Sell Seller agrees to sell and Buyer agrees to purchase the assets and intellectual property of Seller listed in Exhibit A (the "Assets"), attached to and made a part of this Agreement, including its good will in the items, for the consideration, under the terms and conditions, and subject to the warranties and representations set forth in this Agreement. All dollar values noted in this agreement are in United States Dollars.

II. Effective Date and Closing Date. The Effective Date of this Agreement shall be the date this Agreement is executed by all parties. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place as of the close of business at the offices of Buyer not more than ten days after the Effective Date (the date on which the Closing takes place being the "Closing Date") or at such other time and place as the parties hereto shall agree.

III. Documents Deliverable. At the Closing, Seller shall deliver to Buyer such deeds, bills of sale, assignments, and other instruments of transfer as may be necessary to vest in Buyer good and marketable title to the Assets sold under this Agreement and Buyer shall pay Seller the purchase price and issue the securities as specified in this Agreement. All documents and papers to which the parties are entitled under this Agreement, unless otherwise specified in this Agreement, shall also be delivered at the closing. Effective on the Closing Date, Seller hereby binds itself, and its successors and assigns, at Seller's sole cost and expense, to warrant and defend title to the Assets, whether tangible or intangible, against every person whomsoever lawfully claiming the same or any part thereof. At the Closing, each party also will execute and deliver such other appropriate and customary documents as any other party reasonably may request for the purpose of consummating the transactions contemplated by this Agreement. All actions taken at the Closing will be deemed to have been taken simultaneously at the time the last of any such actions is taken or completed. .

IV. Consideration and Allocation. Buyer shall issue to Seller 45% of the issued and outstanding shares of common stock of the Buyer, after giving effect to such issuance, or approximately forty-four million nine hundred eleven thousand seven hundred and twenty four (44,911,724) shares of the Buyer's common shares based on fifty-five million eighty-eight thousand two hundred seventy-six (55,088,276) shares outstanding (the "Consideration")_ The parties intend that the Consideration includes all items contemplated below and is due and payable as follows. Each party agrees to report the allocation in this manner for all tax purposes:

V. Warranties and Covenants of Seller. Seller agrees, represents, and warrants as follows:

jurisdiction of organization.

B. Seller has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and any other documents executed or required to be executed by it in connection with this Agreement. This Agreement and the other documents executed or required to be executed by Seller in connection with this Agreement have been or will be duly authorized by all necessary corporate action.

C. Seller has obtained the approval of its shareholders of the terms and conditions of this Agreement and of the nature and amount of the consideration to be received by Seller under this Agreement.

D. Seller does not have any liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, and whether due or to become due, that are secured by the Assets.

E. Seller has good and marketable title to all Assets, including intellectual property, sold under this Agreement, except as otherwise stated in the exhibits attached to this Agreement and except for property disposed of or encumbered in the ordinary course of business. There are no liens held by any party on the Assets. Sale of the Assets does not (i) violate, in any material respect, any applicable law or regulation or any judgment or order of any court or governmental agency and, or (ii) result in a violation or breach of (a) the articles of incorporation or by-laws of Seller; or (b) any material agreement or other material instrument under which Seller, or any of its officers, directors, employees, or agents is bound or to which any ofthe Assets are subject, or result in the creation or imposition of any lien, charge or encumbrance upon any of the Assets.

F. Seller has the corporate power and authority to own, lease and operate the Assets, whether tangible or intangible. Seller agrees it has full authority and ability to obtain the necessary consents for the assignment or transfer of the Assets, including any contract, lease, license, or permit to be assigned or transferred under this Agreement and to perform its duties under such contracts, leases, licenses, and permits without default until the closing date.

G. Seller understands that the offering and sale of the Consideration is intended to be exempt from registration under the Securities Act of 1933, as amended (the "Act") and exempt from registration or qualification under any state law.

H. Based upon Seller's own due diligence with respect to the Buyer, Seller believes it has enough information upon which to base an investment decision in the Consideration.

I. Seller understands that the Consideration IS characterized as "restricted securities" under the Act inasmuch as they were acquired from the Buyer in a transaction not involving a public offering.

J. No legal or administrative or other adversary proceeding or investigation is currently pending against Seller and, to the best knowledge of Seller, none is threatened or contemplated by any governmental agency or other third party with respect to the Assets. Seller is not subject to any continuing court or administrative order, writ, injunction or decree applicable specifically to the Assets which would affect the obligations of Seller or the rights of Buyer hereunder.

K. There are no facts pertaining to the Assets in connection that are reasonably likely to have a material adverse effect on either of them that have not been disclosed by Seller to Buyer.

L. Seller understands that purchase of the Consideration involves substantial risk. The Seller:

(i) has experience as a purchaser in securities of companies in the development stage and acknowledges that it can bear the economic risk of Seller's investment in the Stock; and

(ii) has such knowledge and experience in financial, tax and business matters so as to enable Seller to evaluate the merits and risks of an investment in the Stock, to protect Seller's own interests in connection with the investment and to make an informed investment decision with respect thereto.

VI. Binding Effect. This Agreement and the other documents executed or required to be executed by the Parties in connection with this Agreement have been or will have been duly executed and delivered by such Party and are or will be, when executed and delivered, the legal, valid and binding obligations of such Party enforceable in accordance with their terms except to the extent that:

i. enforceability may be limited by bankruptcy, insolvency or other similar laws affecting creditors' rights;

ii. the availability of equitable remedies may be limited by equitable principles of general applicability; and

iii. rights to indemnification may be limited by considerations of public policy.

VII. Mandatory Arbitration. Notwithstanding the foregoing, and anything herein to the contrary, any dispute under this Agreement shall be required to be resolved by binding arbitration of the parties hereto. If the parties cannot agree on an arbitrator, each party shall select one arbitrator and both arbitrators shall then select a third. The third arbitrator so selected shall arbitrate said dispute. The arbitration shall be governed by the rules of the American Arbitration Association then in force and effect.

VIII. Indemnification. Except as otherwise expressly provided in this Agreement, Seller shall indemnify Buyer against any liability connected with the assets or business sold under this Agreement accruing as a result of acts or omissions occurring before the closing date, and Buyer shall indelnnify Seller against any such liability accruing as a result of acts or omissions occurring after the closing date. Each party to this Agreement shall cooperate with the other party in defending claims for which the other party is or may be liable under this provision by giving notice to the other party of the assertion or existence of any such claim and by furnishing such documents and information as may be useful in defense of such claims.

IX. Transfer of Title; Risk of Loss. Title to the assets and intellectual property sold under this Agreement shall pass to Buyer on the closing date on delivery to it of the proper instruments of transfer.

X. Non-payment of Purchase Price. In the event of non-payment of part or all of the Purchase Price, Seller will have the option to reassume ownership of some or all of the assets listed in Exhibit A, the process of which shall be governed by mandatory arbitration as defined in section VII.

XI. Assumption of Liabilities. Buyer shall not assume any contracts, obligations, debts or liabilities under this agreement, other than those listed on Ex4ibit A. It is expressly understood and agreed that Buyer shall not be liable for any ofthe contracts, obligations, debts or liabilities of Seller of any kind and nature, other than those listed on Exhibit A, ifany

XII. Dispositiou of Documents and Records. Seller shall retain title to all its documents and records, except those agreed to be transferred under this Agreement.

XIII. Costs. Buyer shall bear the cost of title insurance premiums and record costs. All other costs incidental to the sale under this Agreement shall be borne by the parties in accordance with prevailing custom.

XIV. Interpretation of Agreement.

A. There are no Agreements, warranties, or representations, express or implied, except those expressly set forth in this Agreement. All Agreements, representations, and warranties contained in this Agreement shall apply as of the closing date and shall survive the closing of this Agreement.

B. This Agreement shall not be assignable by Buyer without the written consent of Seller. Subject to this provision, this Agreement shall be binding on and benefit the successors and assigns of the parties.

C. This Agreement is to be governed by and construed under the laws of the Province of Ontario, Canada.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day an d year set forth above.

SELLER: BUYER:

VIRTUBLOCK GLOBAL CORP ZOOMPASS HOLDINGS, INC.

By /s/ Mahmoud Hashem	By/s/ Nayeem Alli
(Signature of Officer)	(Signature of Officer)
Mahmoud Hashem	Nayeem Alli
(Printed Name & Office in Corporation)	(Printed Name & Office in Corporation)

Mahmoud Hashem	Nayeem Alli

EXHIBIT A

SCHEDULE OFASSETS

1-Name "Virtublock" & domain names

-www.virtublock.com.virtublock.io

2-Strategic Partuership Agreements:

-Negotiated license agreement for white label of cryptocurrency Exchange/Trading platform

- Independent Contractor Agreement and Virtublock au incorporation in Estonia

3-Technology Intellectual Property:

-ITPS Crypto Instant Payment Gateway (Blockchain)

-Digital Voucher blockchain Platform

-Multi Currencies Cryptodigital Wallet platform

4-Business Deals (Agreemeuts):

-Deal with Pocketbanx to launch Crypto Wallet & Crypto coin in Mexico (XBV)

-Deal with ImpalaPay to launch Crypto Wallet & Crypto coin in Kenya (ImpalaCoin) (to be signed)

-Deal with CryditGold to launch Crypto Gold coin/wallet in NZ (to be signed)